PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No. 05/DIR/1244

File Number : 82-34694

Jakarta, November 23, 2005

Securities and Exchange C
Division of Corporation A
450 Fifth Street
Washington, DC 20549
USA

Re: **PT Bank Buana Indonesia Tbk.**
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO.	DOCUMENTS*	DATED
1.	Proof of Publication	September 29, 2005
2.	Information Disclosure that has to be Announced to Public	October 14, 2005
3.	Result of General Shareholders Meeting	October 14, 2005
4.	PT Bank Buana Indonesia Tbk.'s Notarial Deed and Proof of Publication	October 17, 2005
5.	Disclosure Information of Certain Shareholders	October 19, 2005
6.	Disclosure Information of Certain Shareholders	October 19, 2005
7.	Publication Proof of Financial Statement as of September 2005	October 25, 2005
8.	Disclosure Information of Certain Shareholders	November 14, 2005

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should....

JS/iv

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

Should you have any queries, please do not hesitate to contact the following personnel:

Mrs. Juliana Samudro
Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : juliana.samudro@bankbuana.com
Phone : +62 21 6330585
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned name.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh — Managing Director
Pardi Kendy — Managing Director

JS/iv
05DIR1244 - Addendum

File Number :
82-34694

No.05/CST/049

Attachment 1/8

Jakarta, September 29, 2005

2005 NOV 29 P 1:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10710

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.05/DIR/940 dated September 7, 2005 on Plan to Hold an Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk. (Bank Buana), please find enclosed proof of Notification Publication to Shareholders that has been published on 2 (two) Daily Morning Newspapers, Media Indonesia and Bisnis Indonesia on September 29, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Juliana Samudro

File Number :
82-34694

Attachment 1/8

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all Shareholders to attend the company's Extraordinary Shareholders Meeting ("Meeting"), which is going to be held on:

Day/Date	: Friday / October 14, 2005
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta

With the agenda of : "Approval on the new composition of the Board of Commissioners and Board of Directors of PT Bank Buana Indonesia Tbk."

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names listed on the Shareholders' List, who owns shares certificate or listed at KSEI as of September 28, 2005 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank might act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Corporate Secretary Division, Bank Buana Harmoni Building, 4th Floor, Jl. Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585 ext. 3401/3403 or at Administration Bureau (Registrar) PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18, Menteng, Jakarta 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, needs to submit the said letter either to the Bank or Administration Bureau at the address mentioned above 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders to the Registrar Office.
8. For good order of the meeting, all shareholders or their proxies are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, September 29, 2005
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

No.05/DIR/1136

Attachment 2/8

Jakarta, October 14, 2005

Mr. Darmin Nasution
Head of Indonesia Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 4th Floor
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Information Disclosure that has to be Announced to Public.

Dear Sir,

We would like to inform you that PT Bank Buana Indonesia Tbk. Acquisition Plan from PT Sari Dasa Karsa (SDK) and other Public Shareholders to UOB International Investment Private Limited (UOBII) for as much as 30% of total paid-up capital or 1,729,872,821 (One Billion Seven Hundred Twenty Nine Million Eight Hundred Seventy Two Thousand Eight Hundred Twenty One) shares has been approved by the Central Bank through their letter No. 7/79/DGBI/DPIP/Rahasia dated October 13, 2005.

In line with that, on October 14, 2005, at Bank Buana Wahid Hasyim Building, Jl. Wahid Hasyim No. 89, Jakarta all related parties have signed the Acquisition Deed with a total acquisition price of Rp 1,650,000,000,000.- (One Trillion Six Hundred Fifty Billion Rupiah). Thus, UOBII, a subsidiary company of United Overseas Bank Limited (UOB) that fully owns UOBII has become the majority shareholder with a total ownership of 53% or 3,056,112,040 (Three Billion Fifty Six Million One Hundred Twelve Thousand Forty) shares. SDK then will be the second largest shareholder after UOBII with a total ownership of 23.03% or 1,327,693,247 (One Billion Three Hundred Twenty Seven Million Six Hundred Ninety Three Thousand Two Hundred Forty Seven) shares with a nominal price of Rp 250.- (Two Hundred Fifty Rupiah)/share.

Reflecting to this change of ownership, an Extraordinary Shareholders Meeting has been held on October 14, 2005 to appoint the new management members. The agenda has been approved by the shareholders and the new composition is as follows (subject to the approval of the Central Bank*) :

Board of Commissioners (for period 2005 – 2007) :

President Commissioner	: Mr. Wee Cho Yaw*
Vice President Commissioner	: Mr. Francis Lee Chin Yong*
Commissioner	: Mr. Queck Cher Teck*
Commissioner	: Mr. Narayan B. Menon
Commissioner	: Mr. Karman Tandanu*
Commissioner	: Mr. Hafid Hadeli*
Commissioner	: Mr. Sukanta Tanudjaja*

Board of...

File Number :
82-34694

Attachment 2/8

Board of Directors (for period 2004 – 2007) :

President Director	: Mr. Jimmy Kurniawan Laihad
Vice President Director	: Mr. Ben Gan Hui Beng*
Director	: Mr. Aris Janasutanta Sutirto
Director	: Mr. Eddy Muljanto
Director	: Mr. Pardi Kendy
Director	: Mr. Safrullah Hadi Saleh
Director	: Mr. Ishak Sumarno
Director	: Mr. Aw Tee Woo
Director	: Mr. Goh Seng Huat*
Compliance Director	: Mr. Soehadie Tansol

This report is provided in line with the Bapepam's Rule No.X.K.1, attachment of the Decision of the Chairman of Bapepam No.Kep-86/PM/1996 dated January 24, 1996, on Information Disclosure that has to be Announced to Public. Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

No.05/DIR/1137

Attachment 3/8

Jakarta, October 14, 2005

Mr. Darmin Nasution
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Result of General Shareholders Meeting

Dear Sir,

With reference to our letter No.05/DIR/940 dated September 7, 2005 on Plan to Hold an Extraordinary General Shareholders Meeting PT Bank Buana Indonesia Tbk., we would like to inform you that the Extraordinary General Shareholders Meeting has been held on October 14, 2005 at Bank Buana Wahid Hasyim Building, Jl. K.H. Wahid Hasyim No. 89, Jakarta with the following decisions:

1. Approves the resignation of Mr. R. Rachmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja effective after the Meeting is adjourned.

2. Approves the appointment of the new members Board of Commissioners: Mr. Wee Cho Yaw as President Commissioner, Mr. Francis Lee Chin Yong as Vice President Commissioner, Mr. Quek Cher Teck as Commissioner, Mr. Karman Tandanu as Commissioner, Mr. Hafid Hadeli as Commissioner and Mr. Sukanta Tanudjaja as Commissioner effective after the Meeting is adjourned. The appointment will be legally valid after the approval from the Central Bank is obtained and valid until the closing of Annual Shareholders Meeting in the year 2007.

   Board of Commissioners

President Commissioner	: Mr. Wee Cho Yaw
Vice President Commissioner	: Mr. Francis Lee Chin Yong
Commissioner	: Mr. Queck Cher Teck
Commissioner	: Mr. Narayan B. Menon
Commissioner	: Mr. Karman Tandanu
Commissioner	: Mr. Hafid Hadeli
Commissioner	: Mr. Sukanta Tanudjaja

3. Approves the appointment of the new members Board of Directors: Mr. Ben Gan Hui Beng as Vice President Director and Mr. Goh Seng Huat as Director effective after the Meeting is adjourned. The appointment will be legally valid after the approval from the Central Bank is obtained and valid until the closing of Annual Shareholders Meeting in 2007.

Board of….

File Number :
82-34694

Attachment 3/8

Board of Directors

President Director	: Mr. Jimmy Henricus Kurniawan Laihad
Vice President Director	: Mr. Ben Gan Hui Beng
Director	: Mr. Aris Janasutanta Sutirto
Director	: Mr. Eddy Muljanto
Director	: Mr. Pardi Kendy
Director	: Mr. Safrullah Hadi Saleh
Director	: Mr. Ishak Sumarno
Director	: Mr. Aw Tee Woo
Director	: Mr. Goh Seng Huat
Compliance Director	: Mr. Soehadie Tansol

4. Authorize the Board of Directors to declare the appointment of Board Commissioners and Board of Directors in front of a Notary Public.

5. Authorizes UOB International Investment Private Limited (UOBII) as a Majority Shareholder to determine the Board Commissioners' and Board of Directors' remuneration and/or other benefits.

Please be informed accordingly

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

No. 05/CST/076

Attachment 4/8

Jakarta, October 17, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : PT Bank Buana Indonesia Tbk.'s Notarial Deed and Proof of Publication

Dear Sir/Madam,

With reference our letter No.05/DIR/1137 dated October 14, 2005 on Result of Extraordinary General Shareholders Meeting PT Bank Buana Indonesia Tbk. (Bank Buana), please find enclosed :

1. Deed No. 19 dated October 14, 2005 on Minutes of Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.
2. Deed No. 20 dated October 14, 2005 on Result of Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.
3. Proof of Publication of Result of Extraordinary General Shareholders Meeting that has been published on 2 (two) Daily Morning Newspapers, Media Indonesia and Bisnis Indonesia on October 17, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Juliana Samudro

File Number :
82-34694

Attachment 4/8

PT BANK BUANA INDONESIA Tbk.
("the Bank")

RESULT OF
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

We would like to inform you that the Extraordinary General Shareholders Meeting has been held on October 14, 2005 at Bank Buana Wahid Hasyim Building, Jl. K.H. Wahid Hasyim No. 89, Jakarta with the following decisions:

1. Approves the resignation of Mr. R. Rachmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja effective after the Meeting is adjourned.

2. Approves the appointment of the new members Board of Commissioners: Mr. Wee Cho Yaw as President Commissioner, Mr. Francis Lee Chin Yong as Vice President Commissioner, Mr. Quek Cher Teck as Commissioner, Mr. Karman Tandanu as Commissioner, Mr. Hafid Hadeli as Commissioner and Mr. Sukanta Tanudjaja as Commissioner effective after the Meeting is adjourned. The appointment will be legally valid after the approval from the Central Bank is obtained and valid until the closing of Annual Shareholders Meeting in the year 2007.

   Board of Commissioners

President Commissioner	: Mr. Wee Cho Yaw
Vice President Commissioner	: Mr. Francis Lee Chin Yong
Commissioner	: Mr. Queck Cher Teck
Commissioner	: Mr. Narayan B. Menon
Commissioner	: Mr. Karman Tandanu
Commissioner	: Mr. Hafid Hadeli
Commissioner	: Mr. Sukanta Tanudjaja

3. Approves the appointment of the new members Board of Directors: Mr. Ben Gan Hui Beng as Vice President Director and Mr. Goh Seng Huat as Director effective after the Meeting is adjourned. The appointment will be legally valid after the approval from the Central Bank is obtained and valid until the closing of Annual Shareholders Meeting in 2007.

Board of....

File Number :
82-34694

Attachment 4/8

Board of Directors

President Director	: Mr. Jimmy Henricus Kurniawan Laihad
Vice President Director	: Mr. Ben Gan Hui Beng
Director	: Mr. Aris Janasutanta Sutirto
Director	: Mr. Eddy Muljanto
Director	: Mr. Pardi Kendy
Director	: Mr. Safrullah Hadi Saleh
Director	: Mr. Ishak Sumarno
Director	: Mr. Aw Tee Woo
Director	: Mr. Goh Seng Huat
Compliance Director	: Mr. Soehadie Tansol

4. Authorize the Board of Directors to declare the appointment of Board Commissioners and Board of Directors in front of a Notary Public.

5. Authorizes UOB International Investment Private Limited (UOBII) as a Majority Shareholder to determine the Board Commissioners' and Board of Directors' remuneration and/or other benefits.

Jakarta, October 17, 2005
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

No. 05/CST/088

Attachment 5/8

Jakarta, October 19, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that PT. Sari Dasa Karsa (SDK), a Majority Shareholder of PT Bank Buana Indonesia Tbk. have sold their Bank Buana's shares with detail as follows:

1. Name and Address of Seller :
   Name : PT Sari Dasa Karsa
   Address : Jl. Asemka No. 32 - 35
   Jakarta 11110

2. Date, Volume and Total of Transaction :

Date of Transaction	Volume Transaction	Total Transaction
October 14, 2005	1,182,079,761 shares	Rp 1,127,500,000,000.-

3. Purpose of Transaction : Divestment to UOBII to expand and further develop the Bank's business in order to reach the target of a National Bank.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Juliana Samudro

File Number :
82-34694

Attachment 6/8

No. 05/CST/089

Jakarta, October 19, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that UOB International Investment Private Limited (UOBII), Shareholders of PT Bank Buana Indonesia Tbk. have purchased Bank Buana's shares with detail as follows:

1. Name and Address of Buyer :
   Name : UOB International Investment Private Limited (UOBII)
   Address : 80 Raffles Place, UOB Plaza
   Singapore 048624

2. Date, Volume and Total of Transaction :

Date of Transaction	Volume Transaction	Total Transaction
October 14, 2005	1,729,872,821 shares	Rp 1,650,000,000,000.-

3. Purpose of Transaction : Acquisition of PT Bank Buana Indonesia Tbk.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Juliana Samudro

File Number :
82-34694

Attachment 7/8

No. 05/CST/094

Jakarta, October 25, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr. Wahidin No.1
Jakarta

Re: Publication Proof of Financial Statement as of September 2005

Dear Sir/Madam,

In line with Capital Market's Regulation No. X.K.2 on Obligation to Submit Financial Statement Periodically, Attachment of Head of Bapepam's Decision No. Kep-36/PM/2003 dated September 30, 2003 please find enclosed proof of PT Bank Buana Indonesia Tbk's Financial Statement as of September 30, 2005 and 2004 that has been published on 2 (two) daily newspapers, Media Indonesia and Bisnis Indonesia on October 25, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh   Juliana Samudro

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005 and 2004

(in million Rupiah)

No.	ACCOUNT	30-Sep-05	30-Sep-04
	ASSETS		
1.	Cash	158,774	140,179
2.	Placement at Bank Indonesia		
	a. Demand Deposit at Bank Indonesia	948,982	854,753
	b. Certificate of Bank Indonesia	-	2,111,903
	c. Others	-	-
3.	Demand Deposits at Other Bank		
	a. Rupiahs	5,898	4,107
	b. Foreign Currencies	79,073	76,100
4.	Interbank Placements		
	a. Rupiahs	-	-
	Allowance for Interbank Placements at Other Banks -/-	(58)	(38)
	b. Foreign Currencies	1,148,515	886,943
	Allowance for Interbank Placements at Other Banks -/-	(12,945)	(9,634)
5.	Securities Held		
	a. Rupiahs		
	i. Trading	74,465	78,708
	ii. Available for Sale	24,893	24,728
	iii. Held to Maturity	70,139	62,246
	Allowance for Securities Held -/-	(1,696)	(1,656)
	b. Foreign Currencies		
	i. Trading	283,175	-
	ii. Available for Sale	-	5,846
	iii. Held to Maturity	7,577	839,651
	Allowance for Securities Held -/-	(2,915)	(8,670)
6	Securities Under Repurchase Agreement	-	-
7	Government Bonds Held		
	a. Trading	227,500	146,889
	b. Available for Sale	-	-
	c. Held to Maturity	1,890,777	2,498,924
8	Securities Under Resell Agreement Receivables *(Reverse Repo)*		
	a. Rupiahs	-	512,796
	Allowance *Reverse Repo* -/-	-	(5,128)
	b. Foreign Currencies	-	-
	Allowance *Reverse Repo* -/-	-	-
9	Derivative Assets	7	273
	Allowance for Derivative Assets -/-	-	(3)
10	Credit Extended (Loan)		
	a. Rupiahs		
	i. Connected Parties	126,265	43,791
	ii. Others Parties	9,933,529	6,955,921
	Allowance for Credit Extended -/-	(126,268)	(122,309)
	b. Foreign Currencies		
	i. Connected Parties	9,614	21,891
	ii. Others Parties	149,954	100,904
	Allowance for Credit Extended -/-	(4,535)	(1,909)
11	Acceptance Assets	45,364	26,062
	Allowance for Acceptance Assets -/-	(503)	(261)
12	Equity Participation	89	89
	Allowance for Equity Participation -/-	(63)	(63)
13	Deferred Income	62,554	65,353
14	Prepaid Expenses	13,640	19,813
15	Prepaid Taxes	99,910	76,548
16	Deferred Tax Assets	13,053	9,608
17	Fixed Assets	591,594	516,053
	Accumulated Depreciation of Fixed Assets -/-	(251,827)	(211,911)
18	Abandoned Property	-	-
	Allowance for Abandoned state Property -/- *)	-	-
19	Leased assets	-	
	Accumulated leased assets -/-	-	
20	Transferred Collaterals	15,905	10,653
	Allowance for Transferred Collaterals -/- *)	-	-
21	Other Assets	277,345	151,509
	TOTAL ASSETS	**15,857,781**	**15,880,659**

Notes : *) These accounts will be effective as of Januari 2006.

BALANCE SHEET
Period 30 September 2005 and 2004

(in million Rupiah)

No.	ACCOUNT	30-Sep-05	30-Sep-04
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	2,265,734	2,237,082
	b. Foreign Currencies	1,265,729	1,681,520
2.	Other Current Liabilities	75,036	85,840
3.	Saving Deposits	4,240,700	4,532,548
4.	Time Deposits		
	a. Rupiahs		
	i. Connected Parties	311,612	150,409
	ii. Others Parties	3,909,460	4,075,093
	b. Foreign Currencies		
	i. Connected Parties	22,108	10,821
	ii. Others Parties	376,659	347,646
5.	Certificates of Deposit		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	500,092	193,416
7.	Securities Sold under Agreement to Repurchase		
	(Repo)	-	-
8.	Derivative Liabilities	43	5
9.	Acceptance Liabilities	45,364	26,062
10.	Securities Issued		
	a. Rupiahs	300,000	300,000
	b. Foreign Currencies	-	-
11.	Borrowings		
	a. Short Term Funding Facilities from Bank Indonesia	-	-
	b. Others		
	i. Rupiahs		
	- Connected Parties	-	-
	- Others Parties	28,555	34,890
	ii. Foreign Currencies		
	- Connected Parties	-	-
	- Others Parties	10,837	28,893
12.	Allowance for losses on Commitments & Contingencies	2,155	2,956
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	23,424	20,300
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	-
17.	Other Liabilities	271,432	230,167
18.	Subordinated Loans		-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital		
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity		
	a. Paid Up Capital	1,441,561	1,247,028
	b. Agio (disagio)	238,276	91,827
	c. Donated Capital	-	-
	d. Capital Deposit Fund	-	-
	e. Translation Adjustment in Financial Statements	-	-
	f. Increment from Revaluation of Fixed Assets	103,280	103,280
	g. Unrealized Gains/Losses of Securities	6,430	6,266
	h. Other Comprehensive Incomes	-	-
	i. Difference in Value of transactions with entities under common control	(6,220)	(6,220)
	j. Retained Earnings	425,514	480,830
	TOTAL LIABILITIES AND EQUITY	15,857,781	15,880,659

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 30 September 2005 and 2004

(in million Rupiahs)

No.	ACCOUNT	30-Sep-05	30-Sep-04
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,068,252	1,007,911
	b. Foreign Currencies	56,358	51,372
	1.2. Provisions and Commissions		
	a. Rupiahs	43,922	39,827
	b. Foreign Currencies	388	581
	Total Interest Revenue	**1,168,920**	**1,099,691**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	459,849	425,184
	b. Foreign Currencies	10,744	9,593
	2.2. Commissions and Provisions	-	7,008
	Total Interest Expense	**470,593**	**441,785**
	Net Interest Income	**698,327**	**657,906**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	15,156	13,086
	3.2. Revenues On Foreign Currencies	-	1,956
	3.3. Gain On Investment in Securities	-	2,487
	3.4. Others Revenues	90,001	57,543
	Total Other Operating Revenues	**105,157**	**75,072**
4.	Net Charge of Losses On Earning Assets	20,607	47,623
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	163,724	175,303
	6.2. Personnel Expenses	191,648	173,285
	6.3. Losses on Investment in Securities	5,990	-
	6.4. Losses on Foreign Exchange Transaction	4,854	-
	6.5. Promotion Expenses	12,485	7,321
	6.6. Others Expenses	32,897	37,828
	Total Other Operating Expenses	**411,598**	**393,737**
	NET OPERATING REVENUE / EXPENSE	**371,279**	**291,618**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	22,949	15,592
8.	Non Operating Expenses	2,032	2,202
	Net Non Operating Revenue/Expense	**20,917**	**13,390**
9.	**Extraordinary Gain/Loss**	-	-
10.	Profit/Loss before Tax Income	**392,196**	**305,008**
11.	Estimation on Income Tax Assessment -/-	-	-
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING YEAR)**	**392,196**	**305,008**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	459,398	242,414
15.	Dividend -/-	(426,080)	(66,592)
16.	Others	-	-
17.	**Retained Earnings at End of Period**	**425,514**	**480,830**
18.	**Earnings (Net Income) per Share**	**73**	**61**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005 and 2004

(in million Rupiah)

No.	ACCOUNT	30-Sep-05	30-Sep-04
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	44,235	64,579
85	**Total Commitments Claims**	**44,235**	**64,579**
3			
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	2,716,649	2,640,680
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	71,054	97,783
3.	Others	-	-
	TOTAL COMMITMENTS LIABILITIES	**2,787,703**	**2,738,463**
	TOTAL NET COMMITMENTS	(2,743,468)	(2,673,884)
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Interest Income in Settlement Process		
	a. Rupiahs	5,281	2,319
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**5,281**	**2,319**
	Contingent Liabilities		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	161,765	141,683
	- Foreign Currencies	9,705	10,798
	b. Others	-	-
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	4,136	3,995
	TOTAL CONTINGENT LIABILITIES	**175,606**	**156,476**
	TOTAL NET CONTINGENCIES	(170,325)	(154,157)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005

(in million Rupiah)

No.	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**					
1	Spot	-	388,521	-	-	
2	Forward	4,626	-	7	12	-
3	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	37,074	-	-	31	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**					
1	Forward					
2	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			7	43	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2005 and 2004

(in million Rupiah)

No.	ACCOUNT	30-Sep-05 L	30-Sep-05 DPK	30-Sep-05 KL	30-Sep-05 D	30-Sep-05 M	30-Sep-05 Total	30-Sep-04 L	30-Sep-04 DPK	30-Sep-04 KL	30-Sep-04 D	30-Sep-04 M	30-Sep-04 Total
I.	**CONNECTED (RELATED) PARTIES**												
A.	**PRODUCTIVE ASSETS**												
1.	Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
2.	Securities	-	-	-	-	-	-	-	-	-	-	-	-
3.	Loans to Third Parties												
	a. Smale Scale Business Credit (KUK)	3,064	-	-	-	-	3,064	1,047	-	-	-	-	1,047
	b. Property Loans												
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	28,911	-	-	-	-	28,911	6,054	-	-	-	-	6,054
	c. Others Restructured Loans	-	-	-	-	-	-	670	-	-	-	-	670
	d. Others	99,677	2,587	1,640	-	-	103,904	57,911	-	-	-	-	57,911
4.	Equity Participation to Third Parties												
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	356	-	-	-	-	356	2,168	-	-	-	-	2,168
6.	Commitments and Contigencies to Third Parties	12,995	-	-	-	-	12,995	20,037	-	-	-	-	20,037
B.	**NON PRODUCTIVE ASSETS**												
1.	Abandoned Property	-	-	-	-	-	-	-	-	-	-	-	-
2.	Foreclosed Assets	-	-	-	-	-	-	-	-	-	-	-	-
3.	Interbranch Account & Suspense Accounts	-	-	-	-	-	-						-
II.	**NON - CONNECTED PARTIES**												
A.	**PRODUCTIVE ASSETS**												
1.	Interbank Placements	1,394,054	-	1	-	-	1,394,055	2,148,033	-	1	-	-	2,148,034
2,	Securities to Bank Indonesia and Third Parties	2,423,121	210	-	-	-	2,423,331	5,102,079	-	-	-	217	5,102,296
3.	Loans to Third Parties												
	a. Smale Ccale Business Credit (KUK)	1,121,451	27,957	6,610	2,572	7,193	1,165,783	1,045,309	15,973	10,257	2,102	6,703	1,080,344
	b. Property Loans												
	i. Restructured	-	-	-	-	62	62	-	-	-	-	-	-
	ii. Unrestructured	1,801,480	29,722	2,742	4,074	4,983	1,843,001	497,169	5,480	843	108	-	503,600
	c. Others Restructured Loans	251	-	8,422	-	600	9,273	1,193	-	8,693	-	-	9,886
	d. Others	6,624,245	286,895	101,447	28,882	18,522	7,059,991	5,226,494	162,113	65,054	3,656	4,454	5,461,771
4.	Equity Participation to Third Parties												
	a. In Non Bank Financial Institution non-bank	25	-	-	-	63	88	25	-	-	-	63	88
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	41,688	3,660	-	-	-	45,348	24,058	-	-	-	-	24,058
6.	Commitments and Contigencies to Third Parties	223,191	2,738	3,600	-	-	229,529	222,275	6,589	1,363	-	-	230,227

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2005 and 2004

(in million Rupiah)

No.	ACCOUNT	30-Sep-05						30-Sep-04					
		L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
B.	**NON PRODUCTIVE ASSETS**												
1.	Abandoned Property	-	-	-	-	-	-	-	-	-	-	-	-
2.	Foreclosed Assets	-	-	-	-	-	-	-	-	-	-	-	-
3.	Interbranch Account & Suspense Accounts						-						-
	TOTAL	**13,774,509**	**353,769**	**124,462**	**35,528**	**31,423**	**14,319,691**	**14,354,522**	**190,155**	**86,211**	**5,866**	**11,437**	**14,648,191**
4.	a. Compulsory Allowance for Productive Assets	112,078	10,254	2,901	8,854	6,203	140,290	95,968	9,508	4,959	260	932	111,627
	b. Compulsory Allowance for Non-Productive Assets *)	-	-	-	-	-	-	-	-	-	-	-	-
	c. Total Compulsory Allowance	112,078	10,254	2,901	8,854	6,203	140,290	95,968	9,508	4,959	260	932	111,627
5.	a. Established Allowance for Productive Assets	122,928	10,254	2,901	8,854	6,203	151,140	136,969	9,508	4,959	260	932	152,628
	b. Established Allowance for Non-Productive Assets *)	-	-	-	-	-	-	-	-	-	-	-	-
	c. Total Established Allowance	122,928	10,254	2,901	8,854	6,203	151,140	136,969	9,508	4,959	260	932	152,628
6.	Value of Bank's Assets Pledged as Collateral												
	a. To Bank Indonesia						-						-
	b. To Other Parties						-						-
7.	Percentage of Small Scale Business Credit to Total Credit						11.44%						15.19%
8.	Percentage of Small Scale Business Credit Debtor to Total Debtor						15.55%						23.94%
9.	Percentage of Small Medium Micro Business to Total Loan						79.05%						77.37%
10.	Percentage of Micro Business Debtor to Total Debtors						99.69%						99.64%

*) These accounts will be effective as of Januari 2006.

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005 and 2004

(in million Rupiah)

	ACCOUNT	30-Sep-05	30-Sep-04
I.	**COMPONENTS**		
	A. Core Capital		
	1. Paid Up Capital	1,441,561	1,247,028
	2. Disclosed Reserves		
	a. Agio	238,276	91,827
	b. Disagio (-/-)	-	-
	c. Donated Capital	-	-
	d. General and Appropriated Reverses	27,500	25,000
	e. Previous Years Profit After Tax	-	141,214
	f. Previous Years Losses -/-	(7,235)	-
	g. Current Year Profit After Tax (50%)	137,277	106,761
	h. Currents Year Losses -/-	-	-
	i. Translation Adjustment of Overseas Branch Offices Financial Statement		
	1) Positive Adjustment	-	-
	2) Negative Adjustment (-/-)	-	-
	j. Funds for paid Up Capital	-	-
	k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
	l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
	m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	6,430	6,266
	3. Goodwill (-/-)	-	-
	4. Difference in value of Assets & Liabilities Caused of Cuasy Reorganization (-/-)	-	-
	B. Supplementary Capital (max 100% of core capital)		
	1. Reserves of Fixed Assets Revaluation	103,280	103,280
	2. Difference in value of Assets and Liabilities Caused of Cuacy Reorganization	-	-
	3. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	122,926	114,354
	4. Loan Capital	-	-
	5. Subordinated Loan (max. 50 % of Core Capital)	300,000	300,000
	6. Gain in Value of Equity Participation in Portfolio Available	-	-
	for sale (45%)	-	-
	C. Additional Supplementary Capital to Comply The Requirements		
	D. Additional Supplementary Capital Allocated for Anticapating Market Risk	-	-
II.	**TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)**	**2,363,795**	**2,129,510**
III.	**TOTAL CORE CAPITAL, SUPPLEMENTARY CAPITAL, AND ADDITIONAL SUPPLEMENTARY CAPITAL ALLOCATED FOR ANTICIPATING MARKET RISK (A+B+D)**	**2,363,795**	**2,129,510**
IV.	**EQUITY PARTICIPATION -/-**	**25**	**26**
V.	**TOTAL CAPITAL FOR CREDIT RISK (II-IV)**	**2,363,770**	**2,129,484**
VI.	**TOTAL CAPITAL FOR CREDIT RISK AND MARKET RISK (III-IV)**	**2,363,770**	**2,129,484**
VII	**CREDIT RISK - WEIGHTED ASSETS**	**11,957,692**	**9,148,284**
VIII.	**MARKET RISK - WEIGHTED ASSETS**	**216,908**	**90,439**
IX.	**CAPITAL ADEQUACYRATIO FOR CREDIT RISK (V : VII)**	**19.77%**	**23.28%**
X.	**CAPITAL ADEQUACYRATIO FOR CREDIT RISK AND MARKET RISK (VI/(VII+VIII)**	**19.42%**	**23.05%**
XI.	**EXCESS OF ADDITIONAL SUPPLEMENTARY CAPITAL RATIO ((C-D)/(VII+VIII)**	**0.00%**	**0.00%**
XII.	**REQUIRED CAPITAL ADEQUACY RATIO**	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005 and 2004

No.	Ratio (%)	30-Sep-05	30-Sep-04
I.	**Capital**		
	1. CAR Based on credit risk	19.77%	23.28%
	2. CAR Based on credit risk and market risk	19.42%	23.05%
	3 Fixed Assets to Capitals	25.03%	24.23%
II.	**Quality of Assets**		
	1. Non - Performing Earning Assets	1.34%	0.71%
	2. Allowance for Earnings Assets Losses to Earning Assets	1.06%	1.04%
	3. Compliance of Allowance for Earning Assets Losses	107.73%	136.73%
	4 Compliance of Allowance for Non Earning Assets Losses	0.00%	0.00%
	5. NPL *gross*	1.84%	1.43%
	6 NPL *net*	1.66%	1.35%
III.	**Rentability**		
	1. ROA	3.36%	2.67%
	2. ROE	20.13%	17.97%
	3. NIM	6.68%	6.30%
	4. Operating Expenses to Operating Revenues	70.86%	75.18%
IV.	**Liquidity**		
	LDR	82.42%	54.63%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	8.07%	7.05%
	3. Net Open Positions	0.45%	0.90%

PT BANK BUANA INDONESIA Tbk.
Period 30 September 2005
OWNERS AND MANAGEMENT

MANAGEMENT
BOARD Of COMMISSIONERS

- Prime Commissioners	R. Rachmad
- Deputy Commissioners	Quek Cher Teck
- Commissioners	Lukito Winarto
- Commissioners	Wimpie Wirja Surja
- Commissioners	Narayan B Menon
Board Of Directors	
- Prime Director	Jimmy Kurniawan Laihad
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy
- Director	Safrullah Hadi Saleh
- Director	Ishak Sumarno
Director	Aw Tee Woo
- Director of Compliance	Soehadie Tansol

OWNERS

- PT Sari Dasa Karsa :	43.53%
- UOB Int'l Inv. Private Ltd *)	23.00%
- I F C	5.32%
- Public < 5 %	28.15%

PT BANK BUANA INDONESIA Tbk.
Period 14 October 2005
OWNERS AND MANAGEMENT

MANAGEMENT
BOARD Of COMMISSIONERS

- Prime Commissioners	Wee Cho Yaw *
- Deputy Commissioners	Francis Lee Chin Yong
- Commissioners	Quek Cher Teck *
- Commissioners	Narayan B Menon
- Commissioners	Karman Tandanu *
- Commissioners	Hafid Hadeli *
- Commissioners	Sukanta Tanudjaja
Board Of Directors	
- Prime Director	Jimmy Kurniawan Laihad
- Deputy Director	Ben Gan Hui Beng *
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy
- Director	Safrullah Hadi Saleh
- Director	Ishak Sumarno
- Director	Aw Tee Woo
- Director	Goh Seng Huat *
- Director of Compliance	Soehadie Tansol

OWNERS

- UOB Int'l. Inv Private Ltd *)	53.00%
- PT Sari Dasa Karsa :	23.03%
- I F C	5.32%
- Public < 5 %	18.65%

*) Ultimate Shareholder from UOB Int'l Inv. Private Ltd is United Overseas Bank Limited, Singapore

File Number :
82-34694

No. 05/CST/102

Attachment 8/8

Jakarta, November 14, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that PT Sari Dasa Karsa (SDK), Shareholder of PT Bank Buana Indonesia Tbk. have purchased Bank Buana's shares with detail as follows:

1. Name and Address of Buyer :
   Name : PT Sari Dasa Karsa
   Address : Jl. Asemka No. 32 - 35
   Jakarta 11110

2. Date, Volume and Price of Transaction :

Date of Transaction	Volume Transaction	Transaction Price
November 10, 2005	22,321,958 shares	Rp 970.-

3. Purpose of Transaction : Investment

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Juliana Samudro

LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

File Number :
82-34694

Attachment 4/8

BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998

Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 19.-

-On this day, Friday, the fourteenth of October, two thousand and five (14-10-2005).------------------------

-At 10.15 (fifteen minutes past ten) Western Indonesia Time.--

-I, **FATHIAH HELMI,** Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed.----

-At the request of the Board of Directors of **PT BANK BUANA INDONESIA Tbk.** (a limited liability company) **abbreviated into PT BBI Tbk.,** domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the articles of association were contained in the deed number: 6, dated the second of June, two thousand and five (2-6-2005) drawn up before me, the Notary Public in Jakarta, the Report of the Deed of Amendment to the

Company's Articles of Association of which had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia dated the seventeenth of June, two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, and the same had been registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/2005 dated the fifth of August, two thousand and five (5-8-2005).-----------

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.---------------------------------------

-Present at PT Bank Buana Tbk Building, Jalan Wahid Hasyim Number 89, Central Jakarta.---------------------

-In order to draw up Minutes of Meeting regarding all matters to be discussed and decided in an Extraordinary General Meeting of Shareholders of the said Company, and such Meeting was held on the day, date, hour and at the place as mentioned above.-------------------------

-Present in the Meeting and therefore appearing before me, the Notary Public:--------------------------------

I. Members of the Board of Directors of the Company:---

AUTHORIZED AND SWO... M. HURET SITORUS

1. Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, Indonesian (National) Citizen, residing in West Jakarta, Taman Kebon Jeruk Block I/8/23, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;---------------------------------

   -The holder of Resident's Identity Card number: 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007).-------------------------------------

   -according to his statement in this matter acting as the President Director of the Company.------

2. Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;

   -The holder of Resident's Identity Card number: 09.5205.290445.5502, which is valid until the

twenty ninth of April, two thousand and eight (29-4-2008);-----------------------------------

-according to his statement in this matter acting as a Director of the Company.-----------

3. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian National (Citizen), residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;-

-The holder of Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006);-----------------------------------

-according to his statement in this matter acting as a Director of the Company.-----------

4. Mr. **PARDI KENDY**, born in Pontianak, on the twenty seventh of September, nineteen hundred and fifty eight (27-9-1958), privately employed person, Indonesian National (Citizen), residing in Bekasi, Jalan Niaga Raya Blok C number 09, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011,

CERTIFIED, AUTHORIZED AND SWORN M. LUHOT SITORUS

Sepanjang Jaya Village/Suburb, Rawalumbu Sub-District;--

-The holder of Resident's Identity Card number: 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007);-----------------------------

-currently being present in Jakarta;-----------

-according to his statement in this matter acting as a Director of the Company.-----------

5. Mr. **ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Mangga Besar IV E/5, Neighborhood Association (Rukun Tetangga) 004, Community Association (Rukun Warga) 001, Tamansari Village/Suburb, Tamansari Sub-District;--------

   -The holder of Resident's Identity Card number: 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006);--

   -according to his statement in this matter acting as a Director of the Company.-----------

6. Mr. **SOEHADIE TANSOL**, Master of Business Administration, born in Pontianak, on the second of

CERTIFIED, AUTHORIZED AND SWORN M. LUKUT SITORUS

May, nineteen hundred and fifty nine (2-5-1959), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Taman Kebon Jeruk J.12/17, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;--------

-The holder of Resident's Identity Card number: 09.5208.020559.5511, which is valid until the second of May, two thousand and seven (2-5-2007);--

-according to his statement in this matter acting as a Director of the Company.-----------

II. Members of the Board of Commissioners of the Company:--

1. Mr. **RADEN RACHMAD,** born in Demak, on the twelfth of April, nineteen hundred and thirty one (12-4-1931), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Jalan Kembangan Sakti II D9/7, Neighborhood Association (Rukun Tetangga) 012, Community Association (Rukun Warga) 004, Kembangan Selatan Village/Suburb, Kembangan Sub-District;--------

   -The holder of Resident's Identity Card number: 3801.2564/120431083, which is valid for the duration of his life.-------------------------

CERTIFIED, AUTHORIZED AND S... M. ...

-according to his statement in this matter acting as the President Commissioner of the Company.---

2. **Mr. QUEK CHER TECK,** born in Singapore, on the twenty fourth of February, nineteen hundred and fifty five (24-2-1955), privately employed person, Singaporean National (Citizen), temporarily residing in Jakarta.---------------

-The holder of Singaporean Passport number: SD014461D, which is valid until the twenty ninth of September, two thousand and seven (29-9-2007).--

-according to his statement in this matter acting as the Vice President Commissioner of the Company.---------------------------------

3. Mr. **LUKITO WINARTO,** born in Jakarta, on the twenty first of October, nineteen hundred and fifty nine (21-10-1959), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Jalan Taman Daan Mogot III number 1A, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 001, Tanjung Duren Utara Village/Suburb, Grogol Petamburan Sub-District;----------------

-The holder of Resident's Identity Card number: 09.5202.211059.0082, which is valid until the

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

twenty first of October, two thousand and eight (21-10-2008);------------------------------------

-according to his statement in this matter acting as a Commissioner of the Company.-------

4. Mr. **WIMPIE WIRJA SURJA,** born in Sibolga, on the twenty ninth of August, nineteen hundred and forty six (29-8-1946), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Green Garden Blk M-3/72, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;

   -The holder of Resident's Identity Card number: 09.5202.290846.0053, which is valid until the twenty ninth of August, two thousand and six (29-8-2006);-------------------------------------

   -according to his statement in this matter acting as a Commissioner of the Company.-------

III. Shareholders of the Company:---------------------

1. Mr. **BAMBANG SUTEDJO,** born in Palu, on the sixteenth of November, nineteen hundred and thirty six (16-11-1936), privately employed person, Indonesian National (Citizen), residing in Central Jakarta, Jalan Petojo VIY IV/25A, Neighborhood Association (Rukun Tetangga) 010,

Community Association (Rukun Warga) 006, Cideng Village/Suburb, Gambir Sub-District;-----------

-The holder of Resident's Identity Card number: 09.5001.161136.0001, which is valid for the duration of his life;-------------------------

-according to his statement in this matter acting in his capacity as the President Director of PT Sari Dasa Karsa mentioned below, and as such representing the Board of Directors of and therefore for and on behalf of **PT SARI DASA KARSA** (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirteenth of September, nineteen hundred and eighty three (13-9-1983) number: 73, Supplement number 833, the said Articles of Association had been amended several times, and the most recent amendment to the said Articles of Association had been promulgated in the State Gazette of the Republic of Indonesia dated the fourteenth of May, two thousand and two (14-5-2002) number: 39, Supplement number: 4722, the said company in this matter acting as the owner and the holder of 2,509,773,009 (two billion five hundred nine million seven hundred

CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

seventy three thousand nine) shares in the Company.---

2. Mr. **FRANCIS LEE CHIN YONG,** born in Malaysia, on the nineteenth of June, nineteen hundred and fifty four (19-6-1954), bank executive officer, Malaysian National (Citizen), residing in Singapore, 19 Lorong Kemaris 4 Bukit Bandaraya 59100 Kuala Lumpur, currently being present in Jakarta;---

-The holder of Malaysian Passport number: A10726150, which is valid until the thirteenth of August, two thousand and nine (13-8-2009);--

-according to his statement in this matter acting by virtue of the privately drawn up Power Of Attorney For The Extraordinary General Meeting Of Shareholders Of PT Bank Buana Indonesia Tbk., dated the fourth of October, two thousand and five (4-10-2005), and the original of which is attached to the minutes of this deed, as a proxy of and therefore for and on behalf of **UOB INTERNATIONAL INVESTMENT PRIVATE LIMITED**, a corporation duly incorporated and existing under the laws of Singapore, domiciled/located at 80 Raffles Place UOB Plaza Singapore 048624, the said corporation in this matter as the owner and holder of 1,326,239,219

(one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) shares in the Company.---------------

3. Ms. **VENDA IM MENAJANG**, born in Manado, on the twelfth of March, nineteen hundred and sixty nine (12-3-1969), privately employed person, Indonesian National (Citizen), residing in Central Jakarta, Jalan Paseban timur XI/2A, Neighborhood Association (Rukun Tetangga) 016, Community Association (Rukun Warga) 003, Paseban Village/Suburb, Senen Sub-District;----

-The holder of Resident's Identity Card number: 09.5004.520369.2003, which is valid until the twelfth of March, two thousand and eight (12-3-2008);--

-according to her statement in this matter acting by virtue of privately drawn up Power of Attorney For The Extraordinary General Meeting PT Bank Buana Indonesia Tbk, dated the fourteenth of October, two thousand and five (14-10-2005), and the original of which is attached to the minutes of this deed, as a proxy of and therefore for and on behalf of **MLPFSI SECURITIES ACCOUNT**, a corporation duly incorporated and existing under the laws of Hongkong, having its address at the Hongkong And Shanghai Banking Corporation Limited

Jakarta, in this matter as the owner and holder of 914,512,074 (nine hundred fourteen million five hundred twelve thousand seventy four) shares in the Company.-------------------------

4. **THE GENERAL PUBLIC**, a total of 461,894,685 (four hundred sixty one million eight hundred ninety four thousand six hundred eighty five) shares in the Company.-------------------------

IV. Invitees of the Company:--------------------------

1. Mr. **SUKANTA TANUDJAJA,** born in Hokkian, on the sixteenth of September, nineteen hundred and twenty five (16-9-1925), privately employed person, Indonesian National (Citizen), residing in South Jakarta, Jalan Simprug Glof XIV No. A-9, Neighborhood Association (Rukun Tetangga) 002, Community Association (Rukun Warga) 006, Grogol Selatan Village/Suburb, Kebayoran Lama Sub-District, South Jakarta;-------------------

   -The holder of Resident's Identity Card number: 09.0206.160926.0004, which is valid for the duration of his life;-------------------------

   -according to his statement in this matter present at the invitation of the Board of Directors of the Company.----------------------

2. Mr. **HAFID HADELI,** born in Jakarta, on the twenty third of August, nineteen hundred and sixty three (23-8-1963), privately employed person, Indonesian National (Citizen), residing in Central Jakarta, Jalan Karang Anyar Permai B/45, Neighborhood Association (Rukun Tetangga) 002, Community Association (Rukun Warga) 013, Karang Anyar Village/Suburb, Sawah Besar Sub-District, Central Jakarta;---------------------

   -The holder of Resident's Identity Card number: 09.5001.230683.0178, which is valid until the twenty third of August, two thousand and six (23-8-2006);-----------------------------------

   -according to his statement in this matter present at the invitation of the Board of Directors of the Company.---------------------

3. Mr. **KARMAN TANDANU,** born in Medan, on the twenty fifth of November, nineteen hundred and fifty one (25-11-1951), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Jalan Taman Daan Mogot I No. 6, Neighborhood Association (Rukun Tetangga) 002, Community Association (Rukun Warga) 001, Tanjung Duren Village/Suburb, Grogol Sub-District, West Jakarta;------------------------

CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

-The holder of Resident's Identity Card number: 09.5202.251151.0336, which is valid until the twenty fifth of November, two thousand and eight (25-11-2008).----------------------------

-according to his statement in this matter present at the invitation of the Board of Directors of the Company.----------------------

4. Mr. **FRANCIS LEE CHIN YONG,** mentioned above;----

-according to his statement in this matter present at the invitation of the Board of Directors of the Company.----------------------

5. Miss. **TASDIKIAH,** born in Jakarta, on the thirteenth of July, nineteen hundred and seventy three (13-7-1973), privately employed person, Indonesian National (Citizen), residing in Central Jakarta, Kalipasir number: 15, Neighborhood Association (Rukun Tetangga) 014, Community Association (Rukun Warga) 010, Kebon Sirih Village/Suburb, Menteng Sub-District;----

-The holder of Resident's Identity Card number: 09.5006.530773.0101, which is valid until the thirteenth of July, two thousand and eight (13-7-2008);---

-according to her statement in this matter acting in her capacity as a Legal Consultant

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

for UOB International Investment Private Limited, and therefore representing Legal Consultant Office of "Makarim & Taira S", present at the invitation of the Board of Directors of the Company.----------------------

-The Shareholders and/or their Proxies which were present in the Meeting as evidenced by the list of attendance dated this day which was signed by the shareholders and/or their proxies mentioned above and the same is attached to the minutes of this deed.------

-Since all Commissioners who are present in the Meeting had approved that the Meeting shall be chaired by the person appearing before me Mr. JIMMY HENRICUS KURNIAWAN LAIHAD mentioned above as the President Director of the Company, Mr. JIMMY HENRICUS KURNIAWAN LAIHAD mentioned above acting as the Chairman of the Meeting.-----------

-That before the Meeting is commenced, Mr. JIMMY HENRICUS KURNIAWAN LAIHAD mentioned above had shown to me, the Notary Public, the Register of Shareholders of the Company dated the twenty eighth of September, two thousand and five (28-9-2005) and he fully guaranteed that the owners/holders of shares as contained in the said Register of Shareholders of the Company are true and lawfully proved the ownership right to shares of the Company and according to his statement the shares owned by the shareholders who were present or represented in the Meeting are in accordance with the

Register of Shareholders of the Company on the twenty eighth of September, two thousand and five (28-9-2005) up to 16.00 (sixteen O'clock) Western Indonesia Time.--

-Subsequently, the Chairman of Meeting opened the Meeting and informed the meeting as follows:-----------

A. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the fourteenth of September, two thousand and five (14-9-2005).--------------------------------------

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the twenty ninth of September, two thousand and five (29-9-2005) which shall read as follows:-----

------------ **PT BANK BUANA INDONESIA Tbk.** -------------

------------------ **("THE COMPANY")** --------------------

------------ **Domiciled/Located in Jakarta** -------------

---------------------- **NOTICE** -----------------------

---- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** -----

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extraordinary General Meeting of Shareholders ("the Meeting") which will be held on:---------------------------------------

Day/Date	:	Friday, October 14, 2005;------------
Time	:	10.00 Western Indonesia Time up to--- the end (closing);------------------
Place	:	PT Bank Buana Indonesia Tbk. -------- Bank Buana Wahid Hasyim Building,---- Meeting Room 5th Floor, -------------- Jl. K.H. Wahid Hasyim No. 89 -------- Central Jakarta.--------------------

Agenda of the Meeting: Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors the Company.

Notes:--

1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.---------------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the

Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on September 28, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.---

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.-------------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.---

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro

Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.------------------------------------

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/body.--

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.------------------------

------------------- Jakarta, September 29, 2005 --------

------------------ **PT BANK BUANA INDONESIA Tbk.** -------

------------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of this deed.-----------------------------------

B. -That in accordance with the Register of Shareholders of the Company as of the twenty eighth of September, two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine percent) of the total shares which have been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the agenda of the Meeting.-------------------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

-That agenda of the Meeting is as follows:-------------

Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors the Company.--------------

-Furthermore, the Chairman of the Meeting starts to discuss the Agenda of the Meeting as follows:----------

Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors the Company.--------------

-The Chairman of the Meeting informs the following matters:---

-Acquisition Plan of the Company by UOB International Investment Private Limited (UOBII) has obtained approval from the Company's Shareholders in the Extraordinary General Meeting of Shareholders (RUPSLB) of the Company convened on the seventh of September, two thousand and five (7-9-2005) and also has been approved by Bank Indonesia by means of his letter Number: 7/79/GBI/DPIP/Rahasia dated the thirteenth of October, two thousand and five (13-10-2005).-----------

-In relation to the above matter, the Company has received a letter from PT Sari Dasa Karsa (SDK) as a Majority Shareholder of the Company with the shareholding percentage of 43.53% (forty three point fifty three percent) under Number: 57A/SDK/IX/05 dated the twenty second of September, two thousand and five

(22-9-2005) regarding Nomination of the Members of the Board of Commissioners of PT Bank Buana Indonesia Tbk. (Bank Buana) addressed to the Board of Directors of the Company to propose the appointment of Mr. Karman Tandanu mentioned above. Mr. Karman Tandanu and Mr. Hafid Hadeli mentioned above are requested to stand up—respectively as a Member of the Board of Commissioner of the Company for the term of office of 2005-2007 (two thousand and five-two thousand and seven).--

-In addition, the Company has also received a letter from UOBII in its capacity as a Shareholder of the Company with the shareholding percentage of 23% (twenty three percent) dated the twenty second of September, two thousand and five (22-9-2005) which in principle proposes the appointment of Mr. Wee Cho Yaw as the President Commissioner of the Company, Mr. Francis Lee Chin Yong as the Vice President Commissioner of the Company, as well as Mr. Sukanta Tanudjaja mentioned above, requested to stand up, respectively as a Member of the Board of Commissioner of the Company for the term of office of 2005-2007 (two thousand and five-two thousand and seven). While Mr. Quek Cher Teck, who is at present holding the office as the Vice President Commissioner of the Company shall be appointed as a Member of the Board of Commissioners of the Company.---

-Along with the said matter, the Company also receives a letter from UOBII dated the twelfth of October, two thousand and five (12-10-2005) which proposes the appointment of Mr. Ben Gan Hui Beng as the Vice President Director of the Company and Mr. Goh Seng huat as a Member of the Board of Directors of the Company for the term of office of 2004-2007 (two thousand and four-two thousand and seven).-------------------------

-In relation to the said matter and with reference to the Resignation Letter of Mr. Raden Rachmad, Mr. Lukito Winarto as well as Mr. Wimpie Wirja Surja respectively dated the fourth of October, two thousand and five (4-10-2005) which state that they will resign commencing from the first of January, two thousand and six (1-1-2006), unless otherwise decided by the Extraordinary General Meeting of Shareholders (RUPSLB) of the Company convened on the fourteenth of October, two thousand and five (14-10-2005), the Company has submitted application for Fit and Proper Test to Bank Indonesia on the plan for appointment of the Board of Commissioners and the Board of Directors of the Company by means of the letter Number: 05/DIR/1016 dated the twenty sixth of September, two thousand and five (26-9-2005), the letter Number: 05/dir/1095 dated the second of October, two thousand and five (2-10-2005) as well as Number: 05/DIR/1125 dated the thirteenth of October, two thousand and five (13-10-2005), and until this

point in time the three of which are still under the process of evaluation by Bank Indonesia.---------------

-Based on the several matters which have been specified above and as has been confirmed to SDK and UOBII by means of the Company's Letter to SDK Number: 05/DIR/1118 dated the twelfth of October, two thousand and five (12-10-2005) regarding Confirmation on the Composition of Management of PT Bank Buana Indonesia Tbk. as well as the Company's Letter to UOBII Number: 05/DIR/1119 dated the twelfth of October, two thousand and five (12-10-2005) regarding Confirmation on the New Composition of the Board of Commissioners and the Board of Directors of PT Bank Buana Indonesia Tbk., we hereby propose the appointment of Mr. Wee Cho Yaw as the President Commissioner of the Company, Mr. Francis Lee Chin Yong as the Vice President Commissioner of the Company, Mr. Quek Cher Teck as a Commissioner of the Company, Mr. Karman Tandanu as a Commissioner of the Company, Mr. Hafid Hadeli as a Commissioner of the Company and Mr. Sukanta Tanudjaja as a Commissioner of the Company. Therefore, the composition of the Board of Commissioners of the Company for the term of office of 2005-2007 (two thousand and five-two thousand and seven) are as follows:-------------------------------

THE BOARD OF COMMISSIONERS:---------------------------

President Commissioner: Mr. Wee Cho Yaw;--------------

Vice President

Commissioner : Mr. Francis Lee Chin Yong;-----

Commissioner : Mr. Narayan B. Menon;----------

Commissioner : Mr. Quek Cher Teck;------------

Commissioner : Mr. Karman Tandanu;------------

Commissioner : Mr. Hafid Hadeli;--------------

Commissioner : Mr. Sukanta Tanudjaja;---------

It is also proposed in the Meeting to appoint Mr. Ben Gan Hui Beng as the Vice President Director of the Company as well as Mr. Goh Seng Huat as a Member of the Board of Director of the Company. Therefore, the composition of the Board of Directors of the Company for the term of office of 2004-2007 (two thousand and four-two thousand and seven) are as follows:-----------

THE BOARD OF DIRECTORS:--------------------------------

President Director : Mr. Jimmy Henricus Kurniawan--
Laihad;-----------------------

Vice President Director: Mr. Ben Gan Hui Beng;---------

Director : Mr. Aris Janasutanta Sutirto;-

Director : Mr. Eddy Muljanto;------------

Director : Mr. Pardi Kendy;--------------

Director : Mr. Safullah Hadi Saleh;------

Director : Mr. Ishak Sumarno;------------

Director : Mr. Aw Tee Woo;---------------

Director : Mr. Goh Seng Huat;------------

Compliance Director : Mr. Soehadie Tansol;----------

-Subsequently in order to further familiarize the profile of each new Member of the Board of Commissioners and Board of Directors which are proposed to be appointed, the Chairman of the Meeting request to Mr. Pardi Kendy as a Director of the Company to read out the Curriculum Vitae of Mr. Wee Cho Yaw, Mr. Francis Lee Chin Yong, Mr. Karman Tandanu, Mr. Hafid Hadeli, Mr. Sukanta Tanudjaja, Mr. Ben Gan Hui Beng as well as Mr. Goh Seng Huat respectively.----------------

The curriculum vitae read out by Mr. Pardi Kendy mentioned above are as contained in the attachment which shall constitute an attachment to the Minutes of Meeting.--

-After reading the curriculum vitae of each would-be member of the Board of Directors and the Board of Commissioners, subsequently Mr. Pardi Kendy surrenders the Meeting to the Chairman of the Meeting.------------

-The Chairman of the Meeting continues by giving opportunity to the shareholders and/or their proxy to raise questions on the agenda of the Meeting;----------

-Since there is no question, the Chairman of the Meeting proposes to those present in the Meeting in order that the Meeting in deliberation or discussion leading to mutual agreement approved the proposed decision on the agenda of the Meeting as having been proposed.--

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

-For the agenda of the Meeting there are shareholders and/or proxy of the shareholders who issue blank votes, namely a total of 307,132,897 (three hundred seven million one hundred thirty two thousand eight hundred ninety seven) shares or about 5.89% (five point eighty nine percent) of the total shares which are present in the Meeting, so therefore, the Meeting based on the majority votes of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares which are present in the Meeting decide as follows:---------------------

To approve the amendment to the composition of the members of the Board of Commissioners and the members of the Board of Directors of the Company, as follows:--

1. To accept and to approve the resignation of Mr. Raden Racmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja and shall be effectively valid as from the closing of the Meeting.----------------------

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja

as a Member of the Board of Commissioners commencing from the closing of the Meeting and shall be effectively valid from the approval of Bank Indonesia is obtained until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:-------

THE BOARD OF COMMISSIONERS:----------------------

President Commissioner: Mr. **WEE CHO YAW,** born in-- China, on the tenth of---- January, nineteen hundred and twenty nine---------- (10-1-1929), privately---- employed person,---------- Singaporean National------ (Citizen), residing in---- Singapore, number 2 Jalan Asuhan Singapore 299323,-- currently being present in Jakarta.-----------------

-The holder of Passport number: S05916360, which is valid until the eighth of October, two thousand and thirteen (8-10-2013).-

Vice President Commissioner	: Mr. **FRANCIS LEE CHIN YONG**, mentioned above;----------
Commissioner	: Mr. **QUEK CHER TECK**,------- mentioned above;----------
Commissioner	: Mr. **NARAYAN BALAKRISHNA MENON**, born in Masulipatnam, on the twenty fifth of---- September, nineteen hundred and forty five (25-9-1945), privately employed person, Indian National (Citizen), temporarily residing in--- Jakarta.----------------- -The holder of the Republic of India Passport number: Z1452284, which is valid until the twenty sixth of March, two thousand and twelve (26-3-2012).-------
Commissioner	: Mr. **KARMAN TANDANU**,------- mentioned above;----------
Commissioner	: Mr. **HAFID HADELI**, mentioned above;-------------------
Commissioner	: Mr. **SUKANTA TANUDJAJA**,---- mentioned above;----------

CERTIFIED, AUTHORIZED AND SWORN * M. LUHUT SITOHUS

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and shall be effectively valid from the approval of Bank Indonesia is obtained until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Directors shall be as follows:--

THE BOARD OF DIRECTORS:---------------------------

President Director: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD**, mentioned above;-----

Vice President Director : Mr. **BEN GAN HUI BENG**, born in Singapore, on the seventh of July, nineteen hundred and fifty (7-7-1950), privately employed person, Singaporean National (Citizen), residing in Singapore, 19 Jalan Pandan, off Linden Drive Singapore 288804, currently being present in Jakarta;------------------

-The holder of Passport number: S05916360, which is valid until the thirteenth of April, two thousand and fourteen (13-4-2014).--------

Director : Mr. **ARIS JANASUTANTA SUTIRTO**, mentioned above;-------------

Director : Mr. **EDDY MULJANTO**, mentioned above;----------------------

Director : Mr. **PARDI KENDY**, mentioned above;----------------------

Director : Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian National (Citizen), residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association----- (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;--------------------

-The holder of Resident's Identity Card number:--------

09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007).-------

Director : Mr. **ISHAK SUMARNO**, mentioned above;-----------------------

Director : Mr. **AW TEE WOO,** born in Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951),------- privately employed person, Malaysian National (Citizen), temporarily residing in------ Jakarta.--------------------

-The holder of the Malaysian Passport number: A12103607, which is valid until the----- seventh of August, two------- thousand and seven----------- (7-8-2007).-----------------

Director : Mr. **GOH SENG HUAT,** born in Malaysia, on the fifth of July, nineteen hundred and sixty one (5-7-1961),-------- privately employed person, Singaporean National--------- (Citizen), residing at 48,

Jalan K3, Taman Melawati-----
53300, Kuala Lumpur,---------
Malaysia, currently being----
present in Jakarta.----------
-The holder of Passport------
number: A.14911472, which is
valid until the twenty third
of January, two thousand and
eleven (23-1-2011).----------

Compliance Director: Mr. **SOEHADIE TANSOL**, mentioned above;----------------------

4. To give power to the Board of Directors of the Company to state and declare the decision of the Meeting before a Notary Public.--------------------

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public if the approval from Bank Indonesia has been obtained and to do necessary paper work for the notification and registration to the competent authorities.---------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances for the newly

appointed Members of the Board of Commissioners and the Members of the Board of Directors.-------------

-Since there were no other matters to be discussed and decided in the Meeting, the Chairman of the Meeting closed the Meeting at 10.35 (twenty five minutes to eleven) Western Indonesia Time.------------------------

-Therefore I, the Notary Public have drawn up this Minutes of Meeting to be used as necessary.------------

-Those persons appearing before me were introduced to me, the Notary Public by 2 (two) other persons appearing before me.--

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:------------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and --------
- Mr. Honeng Marsidi, born in Yogyakarta, on the nineteenth of November, nineteen hundred and sixty six (19-11-1966), residing in Bekasi, Buni Asih, Neighborhood Association (Rukun Tetangga) 001,

Community Association (Rukun Warga) 011, Cikarang Kota Village/Suburb, Cikarang Utara Sub-District, currently being present in Jakarta; and -----------

both of whom are employees at my, the Notary's Office, as witnesses.---

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by the person appearing before me, Mr. JIMMY HENRICUS KURNIAWAN LAIHAD and Mr. PARDI KENDY mentioned above, the witnesses and me, the Notary Public, whereas the other persons who were also appearing before me had left the room.-----------------

-Made or drawn up with four amendments, i.e. two crossings out with substitutions and two crossings out without substitutions.-----------------------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public *stamp duty* *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, October 25, 2005.

LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

File Number :
82-34694

Attachment 4/8

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998

Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

STATEMENT OF DECISION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 20.-

-On this day, Friday, the fourteenth of October, two thousand and five (14-10-2005).------------------------

-At 10.40 (twenty minutes to eleven) Western Indonesia Time.---

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:-------------------------------

1. Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD**, born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Block I/8/23, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;-----------

   -The holder of a Resident's Identity Card number: 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007);--

2. Mr. **PARDI KENDY**, born in Pontianak, on the twenty seventh of September, nineteen hundred and fifty eight (27-9-1958), privately employed person, Indonesian Citizen, residing in Bekasi, Jalan Niaga Raya Block C number 09, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011, Sepanjang Jaya Village/Suburb, Rawalumbu Sub-District;---------------------------

The holder of a Resident's Identity Card number: 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007).--

-currently being present in Jakarta;--------------

-according to their statements in this matter acting in their respective capacities as the President Director and a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of PT BANK BUANA INDONESIA Tbk. dated today, the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the fourteenth of October, two thousand and five (14-10-2005), number: 19, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT BANK BUANA INDONESIA Tbk abbreviated**

into PT BBI Tbk. (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the articles of association are as those contained in the deed number: 6, dated the second of June, two thousand and five (2-6-2005) drawn up before me, the Notary Public, the Report of the Deed of Amendment to the Company's Articles of Association of which had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia dated the seventeenth of June, two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, and the same had been registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/ 2005 dated the fifth of August, two thousand and five (5-8-2005).--

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.--

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:---

A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held on the fourteenth of October, two thousand and five (14-10-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which had been drawn up before me, the Notary Public, dated the fourteenth of October, two thousand and five (14-10-2005), number: 19.-------

B. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the fourteenth of September, two thousand and five (14-9-2005).-------------------------------------

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning

daily newspapers), both of which were published on the twenty ninth of September, two thousand and five (29-9-2005) which shall read as follows:-----

------------ **PT BANK BUANA INDONESIA Tbk.** -------------

------------------ **("THE COMPANY")** -------------------

------------ **Domiciled/Located in Jakarta** -------------

----------------------- **NOTICE** -----------------------

---- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** -----

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extra-ordinary General Meeting of Shareholders ("the Meeting") which will be held on:--

Day/Date	:	Friday, October 14, 2005;------------
Time	:	10.00 Western Indonesia Time up to--- the end (closing);------------------
Place	:	PT Bank Buana Indonesia Tbk. -------- Bank Buana Wahid Hasyim Building,------ Meeting Room 5th Floor, ------------- Jl. K.H. Wahid Hasyim No. 89 -------- Central Jakarta.--------------------

Agenda of the Meeting: Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors the Company.

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

Notes:---

1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.---------------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on September 28, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.---

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.-------------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting,

however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.--

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administra-tion Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.---------------------------------

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association

accompanied by the proof of citizenship of the person who represent the said legal entity/body.--

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.------------------------

------------------ Jakarta, September 29, 2005 --------

------------------ **PT BANK BUANA INDONESIA Tbk.** -------

-------------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated today, number: 19.---

B. -That in accordance with the Register of Shareholders of the Company as of the twenty eighth of September, two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine

CERTIFIED, AUTHORIZED AND SWORN M. LUMUT SITORUS

percent) of the total shares which have been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the agenda of the Meeting.-------------------

-That those persons appearing before me acting as mentioned above have been granted power by the Meeting to state and declare all decisions of the Meeting in a separate deed before the Notary Public;----------------

-That in this deed those persons appearing before me acting as mentioned above hereby intend to exercise the power mentioned above.---------------------------------

-Subsequently, in connection with those matters described above, those persons appearing before me acting as proxies mentioned above, hereby state that in the said Meeting, the agenda of the Meeting is approved by the majority votes i.e. a total of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares which are present in the Meeting decide as follows:----

To approve the amendment to the composition of the members of the Board of Commissioners and the members of the Board of Directors of the Company, as follows:--

1. To accept and to approve the resignation of Mr. Raden Racmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja and shall be effectively valid as from the closing of the Meeting.----------------------

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners commencing from the closing of the Meeting and shall be effectively valid from the approval of Bank Indonesia is obtained until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:-------

THE BOARD OF COMMISSIONERS:-----------------------

President Commissioner: Mr. **WEE CHO YAW,** born in China, on the tenth of---- January, nineteen hundred- and twenty nine----------- (10-1-1929), privately---- employed person,---------- Singaporean National------ (Citizen), residing in---- Singapore, number 2 Jalan- Asuhan Singapore 299323,-- currently being present in Jakarta.------------------ -The holder of Passport--- number: S05916360, which-- is valid until the eighth- of October, two thousand-- and thirteen (8-10-2013).-

Vice President Commissioner : Mr. **FRANCIS LEE CHIN YONG,** born in Malaysia, on the-- nineteenth of June,------- nineteen hundred and fifty four (19-6-1954), bank---- executive officer,--------- Malaysian National-------- (Citizen), residing in----

Singapore, 19 Lrong-------
Kemaris 4 Bukit Bandaraya-
59100 Kuala Lumpur;-------
-The holder of Malaysian--
Passport number A10726150,
which is valid until the--
thirteenth of August, two
thousand and nine --------
(13-8-2009).--------------

Commissioner : Mr. **QUEK CHER TECK,** born
in Singapore, on the twenty
fourth of February, nine-
teen hundred and fifty five
(24-2-1955), privately----
employed person,----------
Singaporean National------
(Citizen), temporarily----
residing in Jakarta.------
-The holder of the Republic
of Singapore Passport-----
number: SD014461D, which--
is valid until the twenty
ninth of September, two---
thousand and seven--------
(29-9-2007).--------------

Commissioner : Mr. **NARAYAN BALAKRISHNA---**
MENON, born in Masulipatnam,

on the twenty fifth of----
September, nineteen-------
hundred and forty five----
(25-9-1945), privately----
employed person, Indian---
National (Citizen),-------
temporarily residing in---
Jakarta.------------------
-The holder of the Republic
of India Passport number:
Z1452284, which is valid
until the twenty sixth of
March, two thousand and
twelve (26-3-2012).-------

Commissioner : Mr. **KARMAN TANDANU,** born in
Medan, on the twenty fifth
of November, nineteen-----
hundred and fifty one-----
(25-11-1951), privately---
employed person, Indonesian
National (Citizen),-------
residing in West Jakarta,
Jalan Taman Daan Mogot I--
Number 6, Neighborhood----
Association (Rukun--------
Tetangga) 002, Community--
Association (Rukun Warga)

CERTIFIED, AUTHORIZED AND SWORN
M. LIHUT SITORUS

001, Tanjung Duren Village/ Suburb, Grogol Sub-District, West Jakarta;-------------

-The holder of Resident's Identity Card number:----- 09.5202.251151.0336, which is valid until the twenty fifth of November, two---- thousand and eight-------- (25-11-2008).-------------

Commissioner : Mr. **HAFID HADELI,** born in Jakarta, on the twenty---- third of August, nineteen hundred and sixty three--- (23-8-1963), privately---- employed person, Indonesian National (Citizen),------- residing in Central------- Jakarta, Jalan Karang Anyar Permai B/45, Neighborhood Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 013, Karang Anyar Village/ Suburb, Sawah Besar ------ Sub-District, Central----- Jakarta;-----------------

-The holder of Resident's Identity Card number:----- 09.5001.230863.0178, which is valid until the twenty third of August, two---- thousand and six -------- (23-8-2006).--------------

Commissioner : Mr. **SUKANTA TANUDJAJA,** born in Hokkian, on the-------- sixteenth of September,--- nineteen hundred and twenty five (16-9-1925), privately employed person, Indonesian National (Citizen),------- residing in South Jakarta, Jalan Simprug Golf XIV---- Number A-9, Neighborhood Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga)- 006, Grogol Selatan------- Village/Suburb, Kebayoran- Lama Sub-District, South-- Jakarta;------------------

-The holder of Resident's Identity Card number:----- 09.0206.160926.0004, which

is valid for the duration of his life.--------------

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and shall be effectively valid from the approval of Bank Indonesia is obtained until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Directors shall be as follows:--

THE BOARD OF DIRECTORS:---------------------------

President Director: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD,** mentioned above;-----

Vice President Director : Mr. **BEN GAN HUI BENG**, born in Singapore, on the seventh of July, nineteen hundred and fifty (7-7-1950), privately employed person, Singaporean National (Citizen), residing in Singapore, 19 Jalan Pandan, off Linden Drive Singapore

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

288804, currently being------
present in Jakarta;----------
-The holder of Passport number: S05916360, which is valid until the thirteenth of April, two thousand and fourteen (13-4-2014).--------

Director : Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;----------
-The holder of Resident's Identity Card number:--------
09.5202.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008).-----------

Director : Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian (National) Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 007, Pasar Baru------- Village/Suburb, Sawah Besar Sub-District;----------------

-The holder of Resident's Identity Card number:-------- 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006).-------------

Director : Mr. **PARDI KENDY**, mentioned above;----------------------

Director : Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-

1954), privately employed person, Indonesian (National) Citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association----- (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 015, Pulo Gebang------ Village/Suburb, Cakung Sub-District;--------------------

-The holder of Resident's Identity Card number:-------- 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007).-------

Director : Mr. **ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943),----- privately employed person,--- Indonesian (National) Citizen, residing in West Jakarta,---- Mangga Besar IV-E/5,--------- Neighborhood Association----- (Rukun Tetangga) 004,-------- Community Association (Rukun

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

Warga) 001, Taman Sari------- Village/Suburb, Taman Sari--- Sub-District;----------------

-The holder of Resident's Identity Card number:-------- 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006).-----------------

Director : Mr. **AW TEE WOO,** born in------ Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951),------- privately employed person,--- Malaysian National (Citizen), temporarily residing in------ Jakarta.--------------------

-The holder of the Malaysian Passport number: A12103607, which is valid until the---- seventh of August, two------- thousand and seven----------- (7-8-2007).------------------

Director : Mr. **GOH SENG HUAT,** born in--- Malaysia, on the fifth of--- July, nineteen hundred and--- sixty one (5-7-1961),-------

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS

privately employed person,---
Singaporean National---------
(Citizen), residing at 48,---
Jalan K3, Taman Melawati-----
53300, Kuala Lumpur, Malaysia,
currently being present in
Jakarta.--------------------
-The holder of Passport------
number: A.14911472, which is
valid until the twenty third
of January, two thousand and
eleven (23-1-2011).----------

Compliance Director: Mr. **SOEHADIE TANSOL**, Master
of Business Administration,
born in Pontianak, on the--
second of May, nineteen-----
hundred and fifty nine ------
(2-5-1959), privately employed
person, Indonesian Citizen,--
residing in West Jakarta,----
Taman Kebon Jeruk J.12/17,---
Neighborhood Association-----
(Rukun Tetangga) 003,--------
Community Association (Rukun-
Warga) 002, Srengseng Village/
Suburb, Kembangan -----------
Sub-District;---------------

-The holder of Resident's Identity Card number:-------- 09.5208.020559.5511, which is valid until the second of---- May, two thousand and seven-- (2-5-2007).-----------------

4. To give power to the Board of Directors of the Company to state and declare the decision of the Meeting before a Notary Public.--------------------

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public if the approval from Bank Indonesia has been obtained and to do necessary paper work for the notification and registration to the competent authorities.---------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances for the newly appointed Members of the Board of Commissioners and the Members of the Board of Directors.-------------

-I, the Notary Public, know those persons appearing before me.--

THIS DEED

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and
- Mr. Honeng Marsidi, born in Yogyakarta, on the nineteenth of November, nineteen hundred and sixty six (19-11-1966), residing in Bekasi, Buni Asih, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011, Cikarang Kota Village/Suburb, Cikarang Utara Sub-District, currently being present in Jakarta; and

both of whom are employees at my, the Notary's Office, as witnesses.

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.

-Made or drawn up with three amendments, i.e. two crossings out with substitution, and one crossing out without substitution.----------------------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public *stamp duty* *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, October 25, 2005.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS